EXECUTION COPY

COFFEYVILLE RESOURCES, LLC

January 30, 2004

VIA TELECOPIER

Mr. Bob Terry
Farmland Industries, Inc.
12200 North Ambassador Drive
Kansas City, MO 64163-1244

                        Re:       Amended and Restated Asset Sale and Purchase Agreement,
                                    dated as of November 4, 2003 ("APA"), between Farmland Industries, Inc. and
                                    Coffeyville  Resources, LLC

Dear Bob:

        We write to acknowledge our mutual agreement that the Closing Date under the APA shall be extended to February 29, 2004, or such earlier date as may be agreed upon.  It is also our intention that at the Bankruptcy Court hearing scheduled for February 10, 2004 (the "Hearing"), Farmland will seek Bankruptcy Court approval of the matters agreed to herein.  We understand that your extension of the Closing Date is made on the provision that prior to the Hearing, CRL will declare all conditions to Closing either satisfied or waived; provided, that if CRL is unable to make such declaration prior to the scheduled Hearing, the Hearing will be adjourned to the next available Hearing date upon which such declaration can be made.  Our agreement, subject to EPA approval of terms consistent with those set forth below, is as follows (initial capitalized terms herein shall have the meaning given them herein or in the APA):

1.         Concurrently herewith, Farmland and CRL have entered into a Transition Services Agreement.

2.         Based on discussions with EPA, it is contemplated that Farmland will agree to the posting of cash or cash equivalent "financial assurances" for the benefit of EPA, to cover potential costs that may be needed to address corrective action obligations which are currently the subject of EPA 3008(h) Orders for the Refinery or the Phillipsburg Terminal (the "Corrective Actions").  Such financial assurances shall be as required by the EPA but shall not exceed $15 million and are referred to herein as "Farmland Financial Assurances."  The parties acknowledge that Farmland Financial Assurances are provided as assurances to EPA that CRL will complete the Corrective Actions as and when required by EPA.  Accordingly, the amount of Farmland Financial Assurances will be reduced as, and in an amount equal to, the amounts spent by CRL on the Corrective Actions.

3.         CRL agrees that, upon the request of Farmland, it will at any time after the second anniversary of the Closing make and use  commercially reasonable efforts to pursue an appropriate request of the EPA to permit CRL to use the "financial self test" as the financial assurance with respect to the Corrective Actions and as contemplated in paragraph 84 of the most recent draft consent decree between EPA and KDHE, on the one hand, and CRL, on the other hand, or the comparable provision in the consent decree as finally entered (the "Consent Decree").  In that regard, CRL will provide such information and execute such documents as the EPA may require to duly qualify for the financial self test for the petroleum related companies, individually or collectively, if required.

4.         CRL agrees to provide Farmland with a copy of the Consent Decree, as soon as it is available, and agrees to promptly provide Farmland with copies of any amendments, notices or waivers that relate to the provisions of the Consent Decree referred to in paragraph 3 above.

5.         In lieu of the Buyer's obligation to pay the Earn-Out Amount under Section 3.6 of the APA, it is agreed as follows:

(a)        No Earn-Out Amount shall be payable by Buyer and all references to the Earn-Out Amount shall be deleted from the APA.

(b)        If on the third anniversary of the Closing, the cumulative EBITDA (as defined in Section 3.6 of the APA) from the date of Closing to such third anniversary is equal to or exceeds $180 million, CRL will replace (as described in (e) below) the then remaining and/or unreimbursed Farmland Financial Assurances in eight (8) equal quarterly payments with the first such payment to be made on the first day of the first month immediately after such third anniversary, such deferred payments being subject to acceleration as provided in this paragraph 5 and in paragraph 6 below.

(c)        If on the third anniversary of the Closing, the cumulative EBITDA (as defined in Section 3.6 of the APA) from the date of Closing to such third anniversary is less than $180 million, CRL will replace (as described in (e) below) the then remaining and/or unreimbursed Farmland Financial Assurances in four (4) equal quarterly installments with the first such payment to be made on the first day of the month immediately after such fourth anniversary, such deferred payments being subject to acceleration as provided in this paragraph 5 and in paragraph 6 below.

(d)        In the event that EPA (or other governmental entity) requires the payment or release of any portion of Farmland Financial Assurances to any person other than Farmland because of CRL's failure to meet its obligations then CRL shall replace (as described in (e) below) such  amount within thirty (30) days of such payment or release.  If CRL fails to make any payment to Farmland required under clauses (b) and c) of  this paragraph 5 when required, and such failure continues to exist uncured for thirty (30) days  from the date such payment was due then CRL shall replace (as described in (e) below) all of the then remaining Farmland Financial Assurances upon demand of Farmland.

(e)        CRL's replacing of Farmland Financial Assurances shall be accomplished by CRL making a payment to (or purchasing a part of any financial instrument from) Farmland or establishing an independent Financial Assurance for the benefit of EPA, with a corresponding release of Farmland's Financial Assurance in the same amount, as may be appropriate to assure Farmland will receive payment of an amount or release equal to CRL's replacement payment or Financial Assurance and CRL will receive the economic benefits of such payment or replacement by CRL.

6.         In the event CRL (or any of its affiliates) sells all or a substantial part of the tangible properties used in  either of the following operations:  the Coffeyville Refinery operations (but not including the crude oil gathering system) or the Fertilizer Complex operations; and, at the time of such sale, there exists any Farmland Financial Assurances, then CRL will replace (in the manner contemplated in paragraph 5(e) above) all remaining Farmland Financial Assurances in their entirety concurrently with the closing of such sale.

7.         Section 3.2.a of the APA is amended by deleting the parenthetical clause in clause (ii)  the result of which is that there shall be no limit on Working Capital that Seller may have on hand at Closing and for which Buyer shall be required to pay for at Closing; provided, however, that Seller agrees to use commercially reasonable efforts to minimize Working Capital at a level substantially consistent with the forecast levels for operation prior to Closing and its safe and stable operation of the Transferred Assets.  To the extent that the Net Working Capital is greater than $85 million but less than $100 million, CRL shall pay such amount at Closing, and/or arrange with a third party to purchase some or all of such working capital, and/or pay the amount in excess of $85 million in three (3) equal installments over ninety (90) days, including an interest cost of 6% per annum.  In the event the Net Working Capital exceeds $100 million, CRL may postpone the Closing for an additional thirty (30) day period to seek additional financing, on terms satisfactory to CRL in its sole discretion, separately or in conjunction with the payment rights set forth in the immediately preceding sentence.  In the event that during the pendency of such extension period, Net Working Capital reduces to $100 million or below, CRL will be obligated to proceed to Closing in a timely manner, provided that at the time of Closing Net Working Capital is at or below $100 million.  Upon the end of such extension period, CRL shall either proceed to Closing or terminate the APA, unless the parties agree to mutually seek an alternative solution.

8.         The parties agree prior to the Hearing, to review the existing Schedules 2.6 and 5.17 to the APA and to make the necessary modifications for additions or deletions thereto.

9.         CRL has requested that Farmland terminate that Terminal Throughput Agreement ("TTA") (contract number 31 on Petroleum Schedule 2.6 to the APA) dated December 1, 2001 between Farmland and Cenex Harvest States Cooperatives ("CHS").  Farmland and CRL agree that the APA shall be amended to add the following provision:  Farmland shall provide notice ("Terminal Sale Notice") to CHS of Farmland's intent to terminate the TTA on the Closing Date.  CRL shall execute and deliver to CHS, on or before the Closing Date, a document ("Terminal Buyer Remaining Term Document") pursuant to which CRL agrees to provide Throughput Services (as "Throughput Services" is defined in the TTA) at the Phillipsburg Terminal to CHS on the same terms and conditions as set forth in the TTA for a period of 90 days less the number of days between the Terminal Sale Notice and the Closing Date.  CRL agrees to indemnify and hold harmless Farmland against any and all claims, losses, liabilities, penalties, damages, costs, expenses or obligations of any kind which Farmland may incur in connection with Farmland's "Guaranty" delivered to CHS pursuant to the TTA.  Farmland shall indemnify and hold CRL harmless against any claims from CHS arising prior to the Closing.

10.       Concurrently herewith, Farmland and CRL have entered into the Fertilizer and Industrial Ammonia Sales Contracts Side Letter in the form attached hereto.

11.       The parties understand this agreement is subject to Bankruptcy Court approval, except for the extension of the Closing Date.  Subject to CRL's agreement that all conditions of CRL under the APA have been satisfied or are waived, Farmland agrees to incorporate the terms of this agreement into an Order amending the prior Order approving the sale to CRL and seek Bankruptcy Court approval therefor at the Hearing.

12.       This agreement is not a waiver of either party's rights under the APA, including, but not limited to, satisfaction of the conditions set forth in Article 8 and Article 9 of the APA.

Please call me with any questions or comments.  Please sign below to indicate your acceptance of the foregoing.

Sincerely,

Philip L. Rinaldi
For Coffeyville Resources, LLC

AGREED AND ACCEPTED

___________________________
Farmland Industries, Inc.

Enclosure